Filed Pursuant to Rule 424(b)(3)

Registration No. 333-134553

PRICING SUPPLEMENT NO. 39 dated October 4, 2006

to Prospectus Supplement dated May 30, 2006

and Prospectus dated May 30, 2006

LEHMAN BROTHERS HOLDINGS INC.

Medium-Term Notes, Series I

This Pricing Supplement supplements the terms and conditions in, and incorporates by reference, the Prospectus, dated May 30, 2006, as supplemented by the Prospectus Supplement, dated May 30, 2006 (as so supplemented, together with all documents incorporated by reference therein, the “Prospectus”), and should be read in conjunction with the Prospectus. Unless otherwise defined in this Pricing Supplement, terms used herein have the same meanings as are given to them in the Prospectus.

CUSIP No.:	52517PD65

ISIN:	US52517PD652

Specified Currency:	Principal:	U.S. Dollars
	Interest:	U.S. Dollars

Principal Amount:	$225,000,000

	Total	Per Note
Issue Price:	$225,432,225.00	100.1921%
Accrued Interest:	$524,882.81	0.2333%
Agents’ Commission:	$(787,500.00)	(0.3500)%
Proceeds to Lehman Brothers Holdings:	$225,169,607.81	100.0754%

The Notes will be issued in an aggregate principal amount of $225,000,000 and will be a further issuance of, and form a single tranche with, the $750,000,000 aggregate principal amount of Medium-Term Notes due December 23, 2010, that Lehman Brothers Holdings initially issued on December 21, 2005, as described in the Pricing Supplement dated December 14, 2005. The Notes will have the same CUSIP and ISIN numbers as the previously issued initial notes of this tranche and will trade interchangeably with such other notes of this tranche immediately upon settlement. The issuance of the Notes will increase the aggregate principal amount of the outstanding notes of this tranche to $975,000,000.

Agents:	Lehman Brothers
Fortis Securities
Hypo Capital Markets, Inc.

Agents’ Capacity:	[X] As principal	[ ] As agent

[X]

The Notes are being offered at a fixed initial public offering price equal to the Issue Price plus accrued interest of $524,882.81 in the aggregate, from September 25, 2006 until October 10, 2006, the date Lehman Brothers Holdings expects to deliver the Notes.

[ ]			The Notes are being offered at varying prices relating to prevailing market prices at the time of sale.

Trade Date:	October 4, 2006

Issue Date:	October 10, 2006

Stated Maturity Date:	December 23, 2010

Date From Which Interest Accrues:	[ ] Issue Date
[X] Other: September 25, 2006
[ ]			Fixed Rate Note

Interest Rate per Annum:			%

[X] Floating Rate Note	[ ]		CD Rate
	[ ]		Commercial Paper Rate
	[ ]		Federal Funds (Effective) Rate
	[ ]		Federal Funds (Open) Rate
	[X]		LIBOR Telerate
	[ ]		LIBOR Reuters
	[ ]		EURIBOR
	[ ]	Treasury Rate:	Constant Maturity [ ] Yes [ ] No
	[ ]		Prime Rate
	[ ]		Eleventh District Cost of Funds Rate
	[ ]		Other:

Index Maturity:			3 months

Spread:			Plus 0.21%

Spread Multiplier:			Not applicable

Maximum Rate:			Not applicable

Minimum Rate:			Not applicable

Interest Payment Dates:			Quarterly on the 23rd of March, June, September and December, commencing on December 23, 2006

Interest Determination Dates:	Two London business days prior to each Interest Reset Date

Interest Reset Dates:	Each Interest Payment Date

Calculation Agent:	Citibank, N.A.

Optional Redemption:	Not applicable

Authorized Denominations:	$1,000 and whole multiples of $1,000

Form of Note:	[X] Book-entry only (global)	[ ] Certificated

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

We intend to treat the notes as variable rate debt instruments, as described under “Supplemental United States Federal Income Tax Consequences—Variable Rate Debt Instruments” in the Prospectus. The portion of the purchase price of the Notes attributable to accrued interest should not be included in your basis of the Notes and instead should reduce the amount of your interest income attributable to the first stated interest payment.

SUPPLEMENTAL INFORMATION CONCERNING THE PLAN OF DISTRIBUTION

Subject to the terms of a Purchase Agreement between Lehman Brothers Holdings Inc. and Lehman Brothers Inc. and the other agents set forth below (collectively, the “Agents”), Lehman Brothers Holdings Inc. has agreed to sell to the Agents, and each of the Agents has agreed severally to purchase, the principal amounts of Notes set forth opposite its name below:

Agents	Principal Amount of the Notes
Lehman Brothers Inc.	$220,500,000
Fortis Securities LLC	2,250,000
Hypo Capital Markets, Inc.	2,250,000
Total	$225,000,000

The Agents propose to offer the Notes initially at a public offering price equal to the Issue Price set forth above and may offer the Notes to certain dealers at such price less a concession not in excess of 0.25% of the principal amount of the Notes. The Agents may allow, and the dealers may reallow, a discount not in excess of 0.125% of the principal amount of the notes on sales to certain other dealers. After the initial public offering, the public offering price and other selling terms may from time to time be varied by the Agents.

Lehman Brothers Holdings will pay certain expenses associated with the offer and sale of the Notes.

Certain of the Agents and their affiliates have in the past provided, and may in the future from time to time provide, investment banking and/or general financing and/or banking services to Lehman Brothers Holdings and its affiliates, for which they have in the past received, and may in the future receive, customary fees.

Certain of the Agents may not be U.S. registered broker-dealers and accordingly will not effect any sales within the United States except in compliance with applicable U.S. laws and regulations, including the rules of the NASD.

Certain of the Agents may make the securities available for distribution on the Internet through a proprietary website and/or a third-party system operated by Market Axess Corporation, an Internet-based communications technology provider.  Market Axess Corporation is providing the system as a conduit for communications between such Agents and their customers and is not a party to this offering. Market Axess Corporation, a registered broker-dealer, will receive compensation from such Agents based on transactions that such Agents conduct through the system.  Such Agents will make the securities available to their customers through the Internet distributions, whether made through a proprietary or third-party system, on the same terms as distributions made through other channels.

It is expected that delivery of the Notes will be made against payment therefor more than three business days following the date of this pricing supplement. Trades in the secondary market generally are required to settle in three business days unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the securities on any day prior to the third business day before the settlement date will be required to specify an alternative settlement cycle at the time of any such trade to prevent failed settlement.

If the Notes are sold in a market-making transaction after their initial sale, information about the purchase price and the date of the sale will be provided in a separate confirmation of sale.